CORRESPONDS

TESTIMONY

NUMBER: ONE THOUSAND FIVE HUNDRED SEVENTY/TWO THOUSAND AND TWENTY. ------Nº 1570/2020 PUBLIC DEED OF ADDENDUM TO THE CONTRACT OF IRREVOCABLE ASSIGNMENT OF RIGHTS TO FUTURE FLOW FOR THE PURPOSES OF SECURITIZATION, ADMINISTRATION AND REPRESENTATION, SIGNED BETWEEN EMPRESA DE TELECOMUNICACIONES NUEVATEL PCS DE BOLIVIA S.A. AND BDP SOCIEDAD DE TITULARIZACION S.A. ----------

In the city of La Paz, Plurinational State of Bolivia, at fifteen hundred hours and fifteen of the eighth day of the month of July of the year Two Thousand and Twenty.- Before Me: Dr. SILVIA VALERIA CARO CLAURE, Attorney, Notary Public No. 071 of the municipality of La Paz, Department of La Paz, the following persons appeared in this notarial office, on one part Mr. HUMBERTO GONZALO ENDARA DE UGARTE with I.D. No. 2308185 L.P., in his capacity as Vice President of Administration and Finance and HEINZ MARCELO HASSENTEUFEL LOAYZA with I.D. No. 3419064 L.P., in his capacity as Manager of Legal Affairs, in legal representation of EMPRESA DE TELECOMUNICACIONES NUEVATEL PCS DE BOLIVIA S.A. by virtue of Power of Attorney No. 1388/2019, dated December 20, 2019, notarized before Notary Public No. 101, under the responsibility of Dr.Jose Luis Garcia Estevez, of the Judicial District of La Paz; on the other Mr.  MARCELO VLADIMIR FERNÁNDEZ QUIROGA with l.D. No. 4791741 L.P., in his capacity as General Manager in legal representation of BDP SOCIEDAD DE TITULARIZACIÓN S.A., by virtue of Power of Attorney No. 604/2014 dated September 16, 2014 granted before Notary Public of the Judicial District of La Paz under the responsibility of Dr. Maria Eugenia Quiroga de Navarro, all of age and sound of mind to whom after being identified I attest.- And for it to become a public instrument, a minute of the ADDENDUM TO THE CONTRACT OF IRREVOCABLE ASSIGNMENT OF RIGHT TO FUTURE FLOWS FOR THE PURPOSES OF SECURITIZATION, ADMINISTRATION AND REPRESENTATION, was submitted to me, attached to Powers of Attorney, documents that faithfully and literally transcribed have the following content:.------------------------------------- -----------------------------------------------------

ADDENDUM TO THE CONTRACT OF IRREVOCABLE ASSIGNMENT OF RIGHT TO FUTURE FLOWS FOR THE PURPOSES OF SECURITIZATION, ADMINISTRATION AND REPRESENTATION

Mr. Notary Public, in the registry of Public Deeds under your responsibility, please insert an  ADDENDUM TO THE CONTRACT OF IRREVOCABLE ASSIGNMENT OF RIGHT TO FUTURE FLOWS FOR THE PURPOSES OF SECURITIZATION, ADMINISTRATION AND REPRESENTATION, hereinafter called "Modifying Addendum", in accordance with the following articles: --------------------------------------------------------------------------------------------------------------------

FIRST.- (Parties). The Parties to this Modifying Addendum are: -------------------------------------------

1.1 EMPRESA DE TELECOMUNICACIONES NUEVATEL PCS DE BOLIVIA S.A., legally incorporated company under the laws of the Plurinational State of Bolivia, with Registration of Registry of Commerce of Bolivia administered by FUNDEMPRESA No. 13627, Tax Identification Number (NIT, for its acronym in Spanish) 1007173022, represented in this act by Mr. HUMBERTO GONZALO ENDARA DE UGARTE, with Identification document No. 2308185 LP, acting in his capacity as Vice President of Administration and Finance, by virtue of Power of Attorney No. 1388/2019, dated December 20, 2019 notarized before Notary Public No. 101, under the responsibility of Dr. Jose Luis Garcia Estevez, of the Judicial District of La Paz and by Mr. HEINZ MARCELO HASSENTEUFEL LOAYZA, holder of the Identification Document No. 3419064 LP, acting in his capacity as Manager of Legal Affairs, by virtue of Power of Attorney No. 1388/2019, dated December 20, 2019, notarized before Notary Public No. 101, under the responsibility of Dr. Jose Luis Garcia Estevez, of the Judicial District of La Paz, with registered offices in the city of La Paz, Calle Capitán Ravelo esquina Rosendo Gutiérrez Edificio Multicentro Torre C No. 2289, which hereinafter for the purposes of this Contract will be indistinctly referred to as "NUEVATEL" or "the ORIGINATOR" and "ENDORSER". -----------------------------------------------------------------------------------------------------

1.2 BDP SOCIEDAD DE TITULARIZACIÓN S.A. a legally incorporated company under the laws of the Plurinational State of Bolivia, with Registration of Registry of Commerce of Bolivia administered by FUNDEMPRESA No. 109747, with Tax Identification Number (NIT) 120791021 and registered in the Securities Market Registry of the Supervisory Authority of the Financial System (ASFI) with number SPVS-IV-ST-NAT-003/2004, legally represented in this act by MARCELO VLADIMIR FERNÁNDEZ QUIROGA, with Identification Document No. 4791741 LP acting in his capacity as General Manager, by virtue of Power of Attorney No. 604/2014 dated September 16, 2014 notarized before Notary Public No. 078 under the responsibility of Dr. Maria Eugenia Quiroga de Navarro of the Judicial District of La Paz, with registered offices in calle 12 de Calacoto No. 8081 esq. Av. Julio Patiño of the city of La Paz, hereinafter indistinctly referred to as the "Securitization Company", the "ST" or "BDP ST". -

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For the purposes of this Modifying Addendum, they will be jointly referred to as the "PARTIES" and individually as a "PARTY". --------------------------------------------------------------------------------------

SECOND.- (Background). -------------------------------------------------------------------------------------------

On June 2, 2020, BDP ST and NUEVATEL signed a CONTRACT OF IRREVOCABLE ASSIGNMENT OF RIGHTS TO FUTURE FLOWS FOR THE PURPOSES OF SECURITIZATION, ADMINISTRATION AND REPRESENTATION, elevated to the category of public instrument by Public Deed No. 1217/2020 of June 2 of 2020, granted before the Notary  Public No. 71 under the responsibility of Dr. Silvia Valeria Caro Claure of the Judicial District of the city of La Paz, Bolivia, which for the purposes of this Modifying Addendum will be referred to simply as the "Contract".----------------------------------------------------------------------------------------------

THIRD.- (Modifications to the Contract). It is hereby agreed, as it is convenient to the interests and purposes of the Parties, within the terms of Article FIFTY FIRST of the CONTRACT, to make the following modifications: -------------------------------------------------------------------------------------------

3.1. Section 2.12.8 is modified to read as follows: ----------------------------------------------------------

"2.12.8. Hoarding Account(s): They are the accounts in National Currency opened by the Investment Trust, in the Banks Mercantil Santa Cruz S.A. and Banco Solidario S.A. and any other Bank according to the established in section 10.9 of this document, denominated "Hoarding Accounts NUEVATEL - BDP ST 049 Investment Trust", destined to receive funds proceeding from NUEVATEL's income. The Hoarding Accounts must transfer the totality of the funds to the Receiving Accounts of the Investment Trust." -------------------------------------------------------------------

3.2. Section 2.24 is modified to read as follows: ------------------------------------------------------------

"2.24. Collection Starting Date: It is August 1, 2020. For the first accrual period, the Future Flows of the NUEVATEL - BDP ST 049 INVESTMENT TRUST will be collected from August 1 through August 30, 2020." -------------------------------------------------------------------------------------------------------

3.3. The second article is modified by incorporating section 2.44, which states: -----------

"2.44. Placement Objective: at least 8.083 (Eight Thousand Eighty-Three) Securitized Securities equivalent to Bs 40.415.000 (Forty Million Four Hundred Fifteen Thousand 00/100 Bolivians) pursuant to the terms established in Article Twenty First" ----------------------------------------------------

3.4. The penultimate paragraph of Article Third is modified to read as follows: ---------------------

"- The Originator, with the purpose of obtaining a source of financing for the replacement of liabilities and investment capital, has decided to assign for a securitization process the Future Flows proceeding from NUEVATEL's income received in the Hoarding Accounts, so that an Investment Trust is formed, with charge to which the "NUEVATEL - BDP ST 049 Securitized Securities" will be issued. Therefore, by means of Minutes of Extraordinary General Shareholders' Meetings of EMPRESA DE TELECOMUNICACIONES NUEVATEL PCS DE BOLIVIA S.A. dated December 3, 2019, January 31, 2020 and June 18, 2020 notarized before Notary Public Nº 101 in charge of Dr. José Luis García Estevez of the Judicial District of La Paz, the subscription of the present Contract and the necessary Addendum is approved and authorized, on the basis of which the "NUEVATEL - BDP ST 049 Investment Trust" will be formed, pursuant to the legal provisions in force." -------------------------------------------------------------------------------------------------------------------

3.5. Section 4.1 is modified to read as follows: ------------------------

"4.1. Irrevocable Assignment.- By this Contract, the Originator, in a free and voluntary way and without any defect of consent, assigns in an absolute and irrevocable way in legal and accounting terms to the Investment Trust NUEVATEL - BDP ST 049, represented and administered by the Securitization Company, the right of dominion over the Future Flows as from the next business day of the signature of this Contract, deposited in the Hoarding Accounts as from August 1st, 2020 and hereinafter as from the First (1st) day of each month, up to the amounts specified in Article Ninth and in accordance with the terms set forth in section 10.4 and, when applicable, such additional amounts as may correspond in accordance with the terms of Articles Eleventh and Forty-fifth of this Contract." -------------------------------------------------------------------------------------------

3.6. Section 4.2 is modified to read as follows: ------------------------

"4.2. Issuance and Placement of the NUEVATEL - BDP ST 049 Securitized Securities.- The Securitization Company assumes the obligation to conform the NUEVATEL - BDP ST 049 Investment Trust, with charge to which the issue of the NUEVATEL - BDP ST 049 Securitized Securities will be carried out, according to the terms of the present Contract, for an amount of Bs 168.400.000.- (One Hundred Sixty-Eight Million Four Hundred Thousand 00/100 Bolivians) divided in two Series: Series "A" and Series "B". ---------------------------------------------------------------

The Securitized Securities are of credit content, of Public Offering and will be placed through the BBV's primary stock market. -----------------------------------------------------------------------------------------

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The placement services in the primary stock market will be in charge of BNB Valores S.A. Agencia de Bolsa, according to the terms and conditions established in the "Service Rendering Agreement for the Placement of Securities issued through the Securitization Process NUEVATEL - BDP SC 049" signed on March 5, 2020 between the Originator and the Underwriter". ---------------------------

3.7. Section 6.1 is modified to read as follows: --------------------------------------------------------------

"6.1. That the resources to be received from the placement of the Securitized Securities generated by this Securitization Process of Bs 168.400.000.- (One Hundred Sixty-Eight Million Four Hundred Thousand 00/100 Bolivians), shall be destined to the following: ------------------------

- Bs 1.000.000 (One Million 00/100 Bolivians) for the formation of a Liquidity Fund; ----------

- Bs 81.500.000 (Eighty-One Million Five Hundred Thousand 00/100 Bolivians) for Liabilities exchange; ----------------------------------------------------------------------------------

- Bs 85.900.000 (Eighty-Five Million Nine Hundred Thousand 00/100 Bolivians) for Investment Capital; -------------------------------------------------------------------------------------------

Under the terms established in Article Twentieth of this contract." -----------------------------------------

3.8. Article Eighth is modified to read as follows: -----------------------------------------------------------

"EIGHTH: (COMMISSION OF THE SECURITIZATION COMPANY). For the services set forth in this Contract, BDP Sociedad de Titularización S.A. shall receive a total commission of Bs 3.206.042,88.- (Three Million Two Hundred Six Thousand and Forty-two 88/100 Bolivians) charged monthly to the Investment Trust on the last business day of each month, upon delivery to the Investment Trust of the respective invoice. If there were not sufficient resources in the Investment Trust, this commission shall be charged together with the following month's commission. The amount to be charged monthly by the Investment Trust is detailed below: -----

Period	Payment date	Administration Commission in Bolivians
1	Sep.-20	66.103,98
2	Oct.-20	65.415,39
3	Nov.-20	64.726,81
4	Dec.-20	64.038,23
5	Jan.-21	63.349,64
6	Feb.-21	62.661,06
7	Mar.-21	61.972,48
8	Apr.-21	61.283,90
9	May-21	60.595,31
10	June-21	59.906,73
11	July-21	59.218,15
12	Aug.-21	58.529,56
13	Sep.-21	57.840,98
14	Oct.-21	57.152,40
15	Nov.-21	56.463,81
16	Dec.-21	55.775,23
17	Jan.-22	55.086,65
18	Feb.-22	54.398,06
19	Mar.-22	53.709,48
20	Apr.-22	53.020,90
21	May-22	52.332,32
22	June-22	51.643,73
23	July-22	50.955,15
24	Aug.-22	50.266,57
25	Sep.-22	49.577,98
26	Oct.-22	48.889,40
27	Nov.-22	48.200,82
28	Dec.-22	47.512,23
29	Jan.-23	46.823,65
30	Feb.-23	46.135,07
31	Mar.-23	45.446,48
32	Apr.-23	44.757,90
33	May-23	44.069,32
34	June-23	43.380,73
35	July-23	42.692,15
36	Aug.-23	42.003,57

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Period	Payment date	Administration Commission in Bolivians
37	Sep.-23	41.314,99
38	Oct.-23	40.626,40
39	Nov.-23	39.937,82
40	Dec.-23	39.249,24
41	Jan.-24	38.560,65
42	Feb.-24	37.872,07
43	Mar.-24	37.183,49
44	Apr.-24	36.494,90
45	May-24	35.806,32
46	June-24	35.117,74
47	July-24	34.429,15
48	Aug.-24	33.740,57
49	Sep.-24	33.051,99
50	Oct.-24	32.363,41
51	Nov.-24	31.674,82
52	Dec.-24	30.986,24
53	Jan.-25	30.297,66
54	Feb.-25	29.609,07
55	Mar.-25	28.920,49
56	Apr.-25	28.231,91
57	May-25	27.543,32
58	June-25	26.854,74
59	July-25	26.166,16
60	Aug.-25	25.477,57
61	Sep.-25	24.788,99
62	Oct.-25	24.100,41
63	Nov.-25	23.411,83
64	Dec.-25	22.723,24
65	Jan.-26	22.034,66
66	Feb.-26	21.346,08
67	Mar.-26	20.657,49
68	Apr.-26	19.968,91
69	May-26	19.280,33
70	June-26	18.591,74
71	July-26	17.903,16
72	Aug.-26	17.214,58
73	Sep.-26	16.525,99
74	Oct.-26	15.837,41
75	Nov.-26	15.148,83
76	Dec.-26	14.460,24
77	Jan.-27	13.771,66
78	Feb.-27	13.083,08
79	Mar.-27	12.394,50
80	Apr.-27	11.705,91
81	May-27	11.017,33
82	June-27	10.328,75
83	July-27	9.640,16
84	Aug.-27	8.951,58
85	Sep.-27	8.263,00
86	Oct.-27	7.574,41
87	Nov.-27	6.885,83
88	Dec.-27	6.197,25
89	Jan.-28	5.508,66
90	Feb.-28	4.820,08
91	Mar.-28	4.131,50
92	Apr.-28	3.442,92
93	May-28	2.754,33

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Period	Payment date	Administration Commission in Bolivians
94	June-28	2.065,75
95	July-28	1.377,17
96	Aug.-28	688,58
	Total	3.206.042,88

3.9. Article Ninth is modified to read as follows: -------------------------------------------------------------

"NINTH: (CHARACTERISTICS AND VALUE OF THE NUEVATEL - BDP ST 049 INVESTMENT TRUST). -------------------------------------------------------------------------------------------------------------------

The Future Flows of the NUEVATEL - BDP ST 049 Investment Trust will be collected from August 1st, 2020 and hereinafter from day One (1) until one day before the last day of each month according to what is described as "Accrual Period" in section 2.21 of this Contract. The assignment of the flows shall be made every day until the installment established in Article Ninth of this Contract is met, as defined as "Flow Assignment Day" in section 2.14 of Article Second of this Contract. -------------------------------------------------------------------------------------------------------------

The Future Flows are comprised of the rights to NUEVATEL's income received in the Hoarding Accounts. -----------------------------------------------------------------------------------------------------------------

The transfer of the future flows will be carried out until the last day of each month according to the terms established in section 2.22 of this Contract. -----------------------------------------------------

During the life period of the Issue of the Credit Content Securitized Securities, these amount up to an amount of Bs 235.984.741,11 (Two Hundred Thirty-Five Million Nine Hundred Eighty-Four Thousand Seven Hundred Forty-One 11/100 Bolivians) and whose detail of amounts and maturities is established in the following table: ------------------------------------------------------------------

Period	Deadline for the Transfer of the Assigned Flows Maturity Date of the Future Flows	Total (Bs)
1	31-Aug.-20	1.826.775,76
2	30-Sep.-20	1.368.554,94
3	31-Oct.-20	1.422.343,24
4	30-Nov.-20	1.367.177,78
5	31-Dec.-20	1.395.656,07
6	31-Jan.-21	1.394.967,49
7	28-Feb.-21	1.307.047,71
8	31-Mar.-21	1.393.590,33
9	30-Apr.-21	1.372.754,86
10	31-May-21	1.508.641,16
11	30-June-21	1.362.357,70
12	31-July-21	1.390.835,95
13	31-Aug.-21	1.251.751,85
14	30-Sep.-21	943.625,28
15	31-Oct.-21	997.413,57
16	30-Nov.-21	942.248,11
17	31- Dec.-21	970.726,41
18	31-Jan.-22	970.037,82
19	28-Feb.-22	882.118,04
20	31-Mar.-22	968.660,66
21	30-Apr.-22	947.825,20
22	31-May-22	1.053.337,49
23	30-June-22	937.428,03
24	31-July-22	965.906,33
25	31-Aug.-22	1.108.768,85
26	30-Sep.-22	935.362,28
27	31-Oct.-22	989.150,58
28	30-Nov.-22	933.985,11
29	31- Dec.-22	962.463,41
30	31-Jan.-23	961.774,83
31	28-Feb.-23	873.855,04
32	31-Mar.-23	960.397,66
33	30-Apr.-23	939.562,20

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Period	Deadline for the Transfer of the Assigned Flows Maturity Date of the Future Flows	Total (Bs)
34	31-May-23	1.033.255,49
35	30-June-23	929.165,03
36	31-July-23	957.643,33
37	31-Aug.-23	1.085.855,12
38	30-Sep.-23	927.099,28
39	31-Oct.-23	980.887,58
40	30-Nov.-23	925.722,12
41	31- Dec.-23	954.200,41
42	31-Jan.-24	4.336.196,31
43	29-Feb.-24	4.298.931,25
44	31-Mar.-24	4.334.819,14
45	30-Apr.-24	4.324.761,28
46	31-May-24	4.405.965,66
47	30-June-24	4.314.364,11
48	31-July-24	4.332.064,81
49	31-Aug.-24	4.425.890,48
50	30-Sep.-24	4.312.298,37
51	31-Oct.-24	4.355.309,06
52	30-Nov.-24	4.310.921,20
53	31- Dec.-24	4.328.621,90
54	31-Jan.-25	4.327.933,31
55	28-Feb.-25	4.272.481,05
56	31-Mar.-25	4.326.556,15
57	30-Apr.-25	4.316.498,28
58	31-May-25	4.393.421,27
59	30-June-25	4.306.101,12
60	31-July-25	4.373.244,05
61	31-Aug.-25	3.202.210,77
62	30-Sep.-25	3.134.598,41
63	31-Oct.-25	3.159.219,83
64	30-Nov.-25	3.133.221,24
65	31- Dec.-25	3.132.532,66
66	31-Jan.-26	3.131.844,08
67	28-Feb.-26	3.131.155,49
68	31-Mar.-26	3.130.466,91
69	30-Apr.-26	3.138.798,33
70	31-May-26	3.193.982,92
71	30-June-26	3.128.401,16
72	31-July-26	3.127.712,58
73	31-Aug.-26	3.166.950,89
74	30-Sep.-26	3.126.335,41
75	31-Oct.-26	3.150.956,83
76	30-Nov.-26	3.124.958,24
77	31- Dec.-26	3.124.269,66
78	31-Jan.-27	3.123.581,08
79	28-Feb.-27	3.122.892,50
80	31-Mar.-27	3.122.203,91
81	30-Apr.-27	3.130.535,33
82	31-May-27	3.182.398,89
83	30-June-27	3.120.138,16
84	31-July-27	3.119.449,58
85	31-Aug.-27	3.131.823,47
86	30-Sep.-27	3.118.072,41
87	31-Oct.-27	3.142.693,83
88	30-Nov.-27	3.116.695,25
89	31- Dec.-27	3.116.006,66

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Period	Deadline for the Transfer of the Assigned Flows Maturity Date of the Future Flows	Total (Bs)
90	31-Jan.-28	3.115.318,08
91	29-Feb.-28	3.114.629,50
92	31-Mar.-28	3.113.940,92
93	30-Apr.-28	3.122.272,33
94	31-May-28	3.171.673,75
95	30-June-28	1.565.491,15
	Total	235.984.741,11

In addition to the Flows assigned each month, the withholding of resources may be increased due to the need for additional flows that may be required in accordance with the terms established in this Contract in Articles Eleventh and Forty-fifth of this Contract. ----------------------------------------The incorporation of the NUEVATEL - BDP ST 049 Investment Trust is carried out by means of the execution of the present Contract, for a present value as of June 2, 2020 of Bs 166.649.446,80 (One Hundred Sixty-Six Million Six Hundred Forty-Nine Thousand Four Hundred Forty-Six 80/100 Bolivians) resulting from the discount of the assigned flows in Bolivians of Bs 235.984.741,11 (Two Hundred Thirty-Five Million Nine Hundred Eighty-Four Thousand Seven Hundred Forty-One 11/100 Bolivians), at an annual discount rate of 8.814721% that was made through the execution of this Contract, amount that will reach a value of Bs 168.400.000.- (One Hundred Sixty-Eight Million Four Hundred Thousand 00/100 Bolivians) on July 31, 2020, which is the Issue Date. ----In the event of failure to collect the amounts detailed in this article, the Originator authorizes BDP ST to incorporate the data of the accounts payable to the Investment Trust corresponding to the future flows due, in the databases owned by the Information Bureaus that have the Supervisory Body's operating license as stated in section 6.5. Additionally, the Originator shall submit an action plan to remedy the non-compliance within a maximum period of 15 business days following the non-compliance." ---------------------------------------------------------------------------------------------------

3.10. Section 10.5 is modified to read as follows: ----------------------------------------------------------

"10.5. The payment of the monthly amount of the corresponding assigned flow, in accordance with the schedule specified in Article Ninth of this Contract, shall be transferred from the Receiving Accounts to the Collection Account(s) of the Investment Trust, up to the amount of the installment established in said schedule, or the amount accrued between the first (1st ) day of each month and up to one day before the last day of the same month, considering as first collection period from August 1st to August 30th, 2020 and as first maturity date August 31st, 2020, except for other provisions set forth in Articles Eleventh and Forty-fifth of this Contract. When the maturity falls on a Saturday, Sunday or holiday, the transfer shall be made until the following business day." ------------------------------------------------------------------------------------------------------------------------

3.11. Section 11.1 is modified to read as follows: ----------------------------------------------------------

"11.1. The External Auditor will make semiannual certifications of all the income of the Hoarding Accounts and others indicated in the "Contract for the Administration of the Receiving Accounts and the Resources Assigned to the NUEVATEL - BDP ST 049 Investment Trust" on the basis of the procedures described in this Contract. The cut-off date for the analyzed periods will be the closing of June and December during all the years of life of the Trust. For the case of the first certification, the period elapsed between the collection start date and December 31, 2020 will be considered and for the last certification only the period elapsed between July 1, 2028 and August 5, 2028 will be consider." ----------------------------------------------------------------------------------------------

3.12. Subsection a) of Article Fourteenth is modified to read as follows: -----------------------------

"a) The assets of the Investment Trust will be as follows: ----------------------------------------------------

- Present Value of Future Flows, at a discount rate of 8.814721% per annum for the flows.

- For the valuation of the flows, the date to be considered as maturity of each flow will be the last day of each month. ---------------------------------------------------------------------------------

- Balances of the Collection Account(s) of the Issue (cash plus accrued interest), whose value will be the balance available at the time of valuation. ----------------------------------------

- Balances of the Collection Account(s) (cash plus accrued interest), whose value will be the balance available at the time of valuation. ---------------------------------------------------------

- Balances of the Payment Provision Account(s). ------------------------------------------------------

- Balances of the Accumulated Cash Flow Excess Account(s). -------------------------------------

- Investments in Securities whose valuation will be as established in the Valuation Methodology contained in Book 8, Title I, Chapter I of the Compilation of Rules for the Securities Market issued by ASFI. ------------------------------------------------------------------------

- Other assets that may be generated." -------------------------------------------------------------------

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3.13. Section 17.13 is modified to read as follows: ---------------------------------------------------------

"17.13. Other expenses that are necessary for the correct operation of the Investment Trust. -----

It is worth mentioning that all costs and expenses of the Investment Trust will be paid in Bolivians. The following is a detailed budget of projected Costs and Expenses of the Investment Trust, necessary for its proper operation: ----------------------------------------------------------------------

Investment Trust Budget of Costs and Expenses

Concept	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Closing	Total
Interest VTD	10.765.745	10.620.314	10.620.314	10.296.448	8.052.416	5.721.289	3.585.303	1.308.064	0	60.969.894
ASFI	278.271	278.271	143.551	128.900	94.514	66.924	39.927	13.062	0	1.043.421
BBV	60.748	30.374	18.555	16.844	12.562	9.213	5.892	3.430	0	157.618
BDP ST	747.801	648.645	549.489	450.333	351.177	252.021	152.865	53.709	0	3.206.043
Risk Rating	55.680	55.680	55.680	55.680	55.680	55.680	55.680	55.680	0	445.440
External Audit	16.290	16.290	16.290	16.290	16.290	16.290	16.290	16.290	16.290	146.610
Receivable Account Operator	51.304	55.968	55.968	55.968	55.968	55.968	55.968	55.968	9.328	452.408
Semiannual Certifications	18.040	18.040	18.040	18.040	18.040	18.040	18.040	18.040	9.020	153.340
Representative of Holders	16.800	16.800	16.800	16.800	16.800	16.800	16.800	16.800	0	134.400
Other Expenses	90.696	90.696	90.696	90.696	90.696	90.696	90.696	90.695	0	725.567
Total	12.101.375	11.831.079	11.585.384	11.145.999	8.764.144	6.302.921	4.037.462	1.631.739	34.638	67.434.741

These calculations have been made considering a purchase and sale exchange rate on March 31st, 2020 (6,86 Bs/US$ and 6,96 Bs/US$, respectively).". --------------------------------------------------

3.14. Articles Nineteenth and Twentieth are modified to read as follows: ----------------------------

"NINETEENTH: (Coupon Coverage Coefficient) ------------------------------------------------------------

On the first (1st) of the month or on the following business day, as of the month after the Placement Objective described in Article Twenty First has been reached, the Coupon Coverage Coefficient of the executed Coupon will be calculated, using the following formula: ------------------

For the first 12 months: ------------------------------------------------------------------------------------------------

Where: ---------------------------------------------------------------------------------------------------------------------

RECn =  Balance of the Collection account as of the calculation date. ----------

GPn  = These are the Budgeted Expenses of the Investment Trust corresponding to the month of calculation: Maintenance expenses for the Risk Rating, monthly commission for Administration of the Investment Trust to BDP ST, maintenance fee in BBV, maintenance fee in the Securities Market Registry of ASFI, External Auditors to carry out semiannual certifications and annual audits, monthly commission of the Receivable Account Operator, Paying Agent, Common Representative of Holders of Securitized Securities and other expenses budgeted for the month of calculation. ------------------------------------------------------------------

Couponn =  These are the payments of principal and interest, as applicable, of the Securitized Securities in force, for the month of calculation in accordance with the terms of section 27.13. plus, the coupons pending payment up to the date of calculation. --------------------------------------------

Number of Securities Placed =  This is the number of Securitized Securities placed as of the calculation date. ------------------------------------------------------------------------

Number of Securities Issued  =  Corresponds to 33.680 (Thirty-Three Thousand Six Hundred Eighty) Securitized Securities. ------------------------------------------------------

n = It is the current month of the calculation date. ------------------------------

For months 13 to 94: -------------------------------------------------------------------------------------------

Where: ------------------------------------------------------------------------------------------------------------------

RECn = Balance of the Collection account as of the calculation date. --------------------------------

GPn = These are the Budgeted Expenses of the Investment Trust corresponding to the month of calculation: Maintenance expenses for the Risk Rating, monthly commission for Administration of the Investment Trust to BDP ST, maintenance fee in BBV, maintenance fee in the Securities Market Registry of ASFI, External Auditors to carry out semiannual certifications and annual audits, monthly commission of the Receivable Account Operator, Paying Agent, Common Representative of Holders of Securitized Securities and other expenses budgeted for the month of calculation. ----

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Couponn = These are the principal and interest payments, as applicable, of the Securitized Securities in force, for the calculation month plus the coupons pending payment up to the calculation date, in accordance with the terms of section 27.13, including the total uncollected coupons as of the calculation date. -------------------------------------------------

n = Is the current month of the calculation date. ------------------------------------------------------

Similarly, the flows assigned in excess of those established in the Ninth Article, as a result of the application of the provisions of Articles Eleventh and Forty-fifth of this Contract, shall not be applied for the calculation of this Coupon Coverage Coefficient. ----------------------------------------- In the event that the Coupon Coverage Coefficient executed is greater than 1,00 for the month of calculation, resources shall be delivered to the Originator's Administrative Accounts within a term not to exceed three (3) business days after the day of calculation of said Coefficient, charged to the Collection Account of the Investment Trust, for an amount that allows obtaining the Coupon Coverage Coefficient of 1,00. Similarly, in the months 95 and 96 no refunds will be made to the Originator for this concept.  -------------------------------------------------------------------------------------------

Returns will be calculated based on the following formula: --------------------------------------------------

For the first 12 months: ------------------------------------------------------------------------------------------------

For months 13 to 94: -------------------------------------------------------------------------------------------------

TWENTIETH: (ALLOCATION OF COLLECTED RESOURCES). -----------------------------------------

20.1. The amount collected from the placement of the Securitized Securities shall be allocated as follows: ---------------------------------------------------------------------------------------------------------------------

Allocation of Funds	Amount
Liquidity Fund	Bs 1.000.000
Liability exchange	Up to Bs 81.500.000
Investment Capital	At least Bs 85.900.000
TOTAL ALLOCATION OF FUNDS	Bs 168.400.000

In the event of achieving a placement equal to or greater than the Placement Objective but less than 100% of the issue, the proceeds will be used in the following order: Incorporation of the entire Liquidity Fund, Liabilities Exchange up to the possible amount and subsequently, Investment Capital, up to the possible amount. ---------------------------------------------------------------------------------

20.2. Liabilities Exchange ---------------------------------------------------------------------------------------- For liabilities exchange, the Originator shall allocate an amount of up to Bs 81.500.000 (Eighty-One Million Five Hundred Thousand 00/100 Bolivians). The payment of the liabilities will be made as from the business day following the end of the placement term or when the placement objective described in Article Twenty First of this contract has been reached. The Originator shall communicate to the ST through a note, up to ten (10) business days after the placement has concluded, the exact amount of the liability to be paid and the account(s) to which the payment shall be made. -----------------------------------------------------------------------------------------------------------

Similarly, it is established that if less than Bs 81.500.000 (Eighty-One Million Five Hundred Thousand 00/100 Bolivians) were necessary to make the total cancellation of the debts selected by NUEVATEL, the remaining amount will be destined to Operating Capital according to the turn of business of the company and in accordance with the terms established in section 20.3. ------The liabilities will have to be replaced within a term of up to thirty (30) business days after the placement term has expired or the placement objective has been reached. ----------------------------

Lender	Maturity Date	Original Deadline	Currency of the Loan	Loan currency balance in Bs
Banco Bisa S.A.	28/12/2022	5 years	Bolivians	36.540.000
Banco Nacional de Bolivia S.A.	25/11/2023	5 years	Bolivians	46.400.000
Banco Bisa S.A.	30/06/2021	18 months	Bolivians	24.000.000	(*)
Banco Nacional de Bolivia S.A.	30/07/2021	18 months	Bolivians	58.100.000	(*)
Trilogy International Partners LLC	29/06/2023	5 years	Dollars	208.883
TOTAL				165.248.883

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(*) To be exchanged with funds obtained from the present securitization. If the placement objective is not achieved, the selected liabilities will be cancelled, up to the possible amount. -----------------

20.3. Investment capital. --------------------------------------------------------------------------------------------The balance of at least Bs 85.900.000 (Eighty-Five Million Nine Hundred Thousand and 00/100 Bolivians) will be allocated to Investment Capital for the fulfillment of its corporate purpose, which after the placement will be delivered to the Originator in its entirety after having carried out the replacement of liabilities described in section 20.2 above. ---------------------------------------------------

The disbursement will be requested by the Originator via formal note to BDP ST, who will have two (2) business days to make the disbursement. --------------------------------------------------------------

Once the execution of the resources has been completed, the Originator shall send to BDP ST the supporting documents that may consist of simple photocopies of: ------------------------------------

- Service contracts, quotations, invoices, import policies or any other formal document that supports the amount paid; ----------------------------------------------------------------------------------

- And the reliable means of payment (either check or bank transfer in the name of the beneficiary with whom the contract is signed or who issues the quotation). -------------------

The documents supporting the execution of the Investment Capital must be dated after the date of receipt of the Authorization and Registration of the Investment Trust and the issuance of Securitized Securities in ASFI's Securities Market Registry. ------------------------------------------------

The Originator guarantees that the information provided will be truthful and reliable since it has the quality of a sworn affidavit. ----------------------------------------------------------------------------------20.4. In the event that the Originator does not demonstrate the use of the proceeds in accordance with the terms established in sections 20.2 and 20.3, interest shall be charged equivalent to the TRE in Bolivians plus 4,00% per annum in Bolivians on the unsupported amount calculated on the days elapsed between the anniversary date of the issue and the date of regularization of the backups, which shall be deposited in the Accumulated Cash Flow Excess Account and shall be returned to the Originator at the end of the life of the Investment Trust in accordance with the terms of Article Fifteenth."  --------------------------------------------------------------------------------------------

3.15. Article Twenty First is modified to read as follows: ----------------------------------------------

"TWENTY-FIRST: (PLACEMENT OBJECTIVE). The Placement Objective has been established as the placement of 8,083 (Eight Thousand Eighty-Three) Securitized Securities equivalent to Bs 40.415.000 (Forty Million Four Hundred Fifteen Thousand 00/100 Bolivians) of the 33.680 (Thirty-Three Thousand Six Hundred Eighty) Securitized Securities issued equivalent to Bs 168.400.000 (One Hundred Sixty-Eight Million Four Hundred Thousand 00/100 Bolivians), within the primary placement term established in section 22.4 of this Contract. ------------------------------------------------ If during said term the amount indicated in the preceding paragraph is not reached, this shall constitute a ground for liquidation of the Investment Trust pursuant to the terms of section 39.3.3 of Article Thirty-ninth, and shall proceed as described in section 40.16 of Article Fortieth. ---------- In the event that the Placement Objective indicated in the first paragraph is reached, but 100% of the issue is not placed, the excess flows assigned shall be returned monthly to the Originator's administrative accounts through the Coupon Coverage Coefficient executed as defined in Article Nineteenth." --------------------------------------------------------------------------------------------------------------

3.16. Section 22.2 is modified to read as follows: ----------------------------------------------------------

"22.2. The NUEVATEL - BDP ST 049 Securitized Securities will be placed in the primary stock exchange market, under the following modality: ----------------------------------------------------------------

Series	Total Number of Securitized Securities (VTDs)	Underwriting modality "best effort" (number of VTDs)	Underwriting modality "Undertaking in guarantee" (number of VTDs)
A	13.472	Up to 13.472	From 0 securities up to 2.694 securities
B	20.208	Up to 20.208	From 0 securities up to 4.042 securities
TOTAL	33.680	Up to 33.680	From 0 securities up to 6.736 securities, according to the limits established in each series"

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3.17. Article Twenty Second is modified, incorporating sections 22.13 and 22.14: ----------------

"22.13. Once the Placement Objective described in Article Twenty First has been reached, the Securitized Securities that have not been placed shall be automatically disabled, without legal validity, and ASFI, EDV and the Bolsa Boliviana de Valores S.A. shall be notified of this fact. ------22.14. Once the Primary Placement Period established in section 22.4 above has passed, if the Placement Objective has not been reached, all of the Securitized Securities issued will be automatically disabled, without legal validity, and the regulatory entity, EDV and the Bolsa Boliviana de Valores S.A. s shall be notified of this fact. The liquidation procedure is described in section 40.16 of Article Fortieth of this document". -------------------------------------------------------------

3.18. Section 23.5 is modified to read as follows: --------------------------------------------------------------

"23.5. The proceeds from the placement may be made available to the Originator on the next business day after having reached the placement objective described in Article Twenty First, the proceeds shall be delivered following the procedures of Article Twentieth. Subsequently, the proceeds may be delivered to the Originator as the remaining securities are placed, following the procedures set forth in Article Twentieth." ------------------------------------------------------------------------

3.19. Section 25.1 is modified to read as follows: --------------------------------------------------------------

"25.1. Once the NUEVATEL - BDP ST 049 Investment Trust is incorporated according to the terms of the present Contract and once it has the final report of the Risk Rating Entity and the corresponding authorizations, the Investment Trust will issue the NUEVATEL - BDP ST 049 Securitized Securities. This issue consists of two Series totaling an amount of Bs 168.400.000.- (One Hundred Sixty-Eight Million Four Hundred Thousand 00/100 Bolivians) according to the following detail: ----------------------------------------------------------------------------------------------------------

Details of the series of the NUEVATEL - BDP ST 049 Securitized Securities Issue

Series	Amount (Bs)	Nominal Value (Bs)	Yield Rate	Term to maturity (Days)
"A" SERIES	Bs 67.360.000	5.000	5,80%	1.831
"B" SERIES	Bs 101.040.000	5.000	6,50%	2.927
TOTAL	Bs 168.400.000

3.20. Section 27.2 is modified to read as follows: --------------------------------------------------------------

"27.2. Form of placement and Currency: The NUEVATEL - BDP ST 049 Securitized Securities will be placed in the primary stock market, under the following modality, and will be issued in Bolivians in two Series. ------------------------------------------------------------------------------------------------

Series	Total Number of Securitized Securities (VTDs)	Underwriting modality "best effort" (number of VTDs)	Underwriting modality "Undertaking in guarantee" (number of VTDs)
A	13.472	Up to 13.472	From 0 securities up to 2.694 securities
B	20.208	Up to 20.208	From 0 securities up to 4.042 securities
TOTAL	33.680	Up to 33.680	From 0 securities up to 6.736 securities, according to the limits established in each series"

3.21. Section 27.6 is modified to read as follows: --------------------------------------------------------------

"27.6. Composition, par nominal value of the Issue and Principal Amortization: The Issue will be comprised of two Series: --------------------------------------------------------------------------------------------

  "A" Series of 13,472 (Thirteen Thousand Four Hundred Seventy-Two) Securitized Securities with an individual nominal value of Bs 5.000.- (Five Thousand 00/100 Bolivians) which is equivalent to a total amount of Bs 67.360.000.- (Sixty-Seven Million Three Hundred Sixty Thousand 00/100 Bolivians). -----------------------------------------------------------
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  "B" Series of 20,208 (Twenty Thousand Two Hundred and Eight) Securitized Securities with an individual nominal value of Bs 5.000.- (Five Thousand 00/100 Bolivians) which is equivalent in total to Bs 101.040.000.- (One Hundred and One Million Forty Thousand Bolivians)." ------------------------------------------------------------------------------------------------------

3.22. Sections 27.9 and 27.10 are modified to read as follows: -----------------------------------------

"27.9. Modality of Placement: It shall be as follows: -----------------------------------------------------------

Series	Total Number of Securitized Securities (VTDs)	Underwriting modality "best effort" (number of VTDs)	Underwriting modality "Undertaking in guarantee" (number of VTDs)
A	13.472	Up to 13.472	From 0 securities up to 2.694 securities
B	20.208	Up to 20.208	From 0 securities up to 4.042 securities
TOTAL	33.680	Up to 33.680	From 0 securities up to 6.736 securities, according to the limits established in each series"

27.10. Issue Date: The Issue Date will be July 31, 2020, determined by BDP ST and established in the ASFI's Administrative Resolution authorizing the Public Offering and the registration of the Securitized Securities Issue in the ASFI's Securities Market Registry. -----------------------------------

3.23. Section 27.13 is modified to read as follows: ---------------------------------------------------------

"27.13. Principal and Interest Payment Schedule: Coupons shall be paid according to the following schedule (expressed in Bolivians). ---------------------------------------------------------------------

		A Series		B Series
N°	Date	Principal	Interest	Date	Principal
1	5-Sep.-20	0,00	29,00	0,00	32,50
2	5-Oct.-20	0,00	24,17	0,00	27,08
3	5-Nov.-20	0,00	24,97	0,00	27,99
4	5-Dec.-20	0,00	24,17	0,00	27,08
5	5-Jan.-21	0,00	24,97	0,00	27,99
6	5-Feb.-21	0,00	24,97	0,00	27,99
7	5-Mar.-21	0,00	22,56	0,00	25,28
8	5-Apr.-21	0,00	24,97	0,00	27,99
9	5-May-21	0,00	24,17	0,00	27,08
10	5-June-21	0,00	24,97	0,00	27,99
11	5-July-21	0,00	24,17	0,00	27,08
12	5-Aug.-21	0,00	24,97	0,00	27,99
13	5-Sep.-21	0,00	24,97	0,00	27,99
14	5-Oct.-21	0,00	24,17	0,00	27,08
15	5-Nov.-21	0,00	24,97	0,00	27,99
16	5- Dec.-21	0,00	24,17	0,00	27,08
17	5-Jan.-22	0,00	24,97	0,00	27,99
18	5-Feb.-22	0,00	24,97	0,00	27,99
19	5-Mar.-22	0,00	22,56	0,00	25,28
20	5-Apr.-22	0,00	24,97	0,00	27,99
21	5-May-22	0,00	24,17	0,00	27,08
22	5-June-22	0,00	24,97	0,00	27,99
23	5-July-22	0,00	24,17	0,00	27,08
24	5-Aug.-22	0,00	24,97	0,00	27,99
25	5-Sep.-22	0,00	24,97	0,00	27,99
26	5-Oct.-22	0,00	24,17	0,00	27,08
27	5-Nov.-22	0,00	24,97	0,00	27,99
28	5-Dec.-22	0,00	24,17	0,00	27,08
29	5-Jan.-23	0,00	24,97	0,00	27,99
30	5-Feb.-23	0,00	24,97	0,00	27,99
31	5-Mar.-23	0,00	22,56	0,00	25,28

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		A Series		B Series
N°	Date	Principal	Interest	Date	Principal
32	5-Apr.-23	0,00	24,97	0,00	27,99
33	5-May-23	0,00	24,17	0,00	27,08
34	5-June-23	0,00	24,97	0,00	27,99
35	5-July-23	0,00	24,17	0,00	27,08
36	5-Aug.-23	0,00	24,97	0,00	27,99
37	5-Sep.-23	0,00	24,97	0,00	27,99
38	5-Oct.-23	0,00	24,17	0,00	27,08
39	5-Nov.-23	0,00	24,97	0,00	27,99
40	5-Dec.-23	0,00	24,17	0,00	27,08
41	5-Jan.-24	0,00	24,97	0,00	27,99
42	5-Feb.-24	251,09	24,97	0,00	27,99
43	5-Mar.-24	253,87	22,19	0,00	26,18
44	5-Apr.-24	253,61	22,45	0,00	27,99
45	5-May-24	255,56	20,50	0,00	27,08
46	5-June-24	256,15	19,91	0,00	27,99
47	5-July-24	258,03	18,03	0,00	27,08
48	5-Aug.-24	258,72	17,34	0,00	27,99
49	5-Sep.-24	260,01	16,05	0,00	27,99
50	5-Oct.-24	261,79	14,27	0,00	27,08
51	5-Nov.-24	262,62	13,44	0,00	27,99
52	5-Dec.-24	264,32	11,74	0,00	27,08
53	5-Jan.-25	265,25	10,81	0,00	27,99
54	5-Feb.-25	266,58	9,48	0,00	27,99
55	5-Mar.-25	268,70	7,36	0,00	25,28
56	5-Apr.-25	269,25	6,81	0,00	27,99
57	5-May-25	270,77	5,29	0,00	27,08
58	5-June-25	271,95	4,11	0,00	27,99
59	5-July-25	273,39	2,67	0,00	27,08
60	5-Aug.-25	278,34	1,39	0,00	27,99
61	5-Sep.-25	0,00	0,00	125,26	27,99
62	5-Oct.-25	0,00	0,00	126,85	26,40
63	5-Nov.-25	0,00	0,00	126,68	26,57
64	5-Dec.-25	0,00	0,00	128,22	25,03
65	5-Jan.-26	0,00	0,00	128,10	25,15
66	5-Feb.-26	0,00	0,00	128,82	24,43
67	5-Mar.-26	0,00	0,00	131,83	21,42
68	5-Apr.-26	0,00	0,00	130,28	22,97
69	5-May-26	0,00	0,00	131,72	21,53
70	5-June-26	0,00	0,00	131,74	21,51
71	5-July-26	0,00	0,00	133,15	20,10
72	5-Aug.-26	0,00	0,00	133,23	20,02
73	5-Sep.-26	0,00	0,00	133,97	19,28
74	5-Oct.-26	0,00	0,00	135,32	17,93
75	5-Nov.-26	0,00	0,00	135,48	17,77
76	5-Dec.-26	0,00	0,00	136,79	16,46
77	5-Jan.-27	0,00	0,00	137,00	16,25
78	5-Feb.-27	0,00	0,00	137,77	15,48
79	5-Mar.-27	0,00	0,00	139,97	13,28
80	5-Apr.-27	0,00	0,00	139,33	13,92
81	5-May-27	0,00	0,00	140,53	12,72
82	5-June-27	0,00	0,00	140,89	12,36
83	5-July-27	0,00	0,00	142,05	11,20
84	5-Aug.-27	0,00	0,00	142,48	10,77
85	5-Sep.-27	0,00	0,00	143,27	9,98
86	5-Oct.-27	0,00	0,00	144,37	8,88
87	5-Nov.-27	0,00	0,00	144,88	8,37
88	5-Dec.-27	0,00	0,00	145,94	7,31
89	5-Jan.-28	0,00	0,00	146,51	6,74

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		A Series		B Series
N°	Date	Principal	Interest	Date	Principal
90	5-Feb.-28	0,00	0,00	147,33	5,92
91	5-Mar.-28	0,00	0,00	148,48	4,77
92	5-Apr.-28	0,00	0,00	148,99	4,26
93	5-May-28	0,00	0,00	149,93	3,32
94	5-June-28	0,00	0,00	150,66	2,59
95	5-July-28	0,00	0,00	151,56	1,69
96	5-Aug.-28	0,00	0,00	160,62	0,90
	Total	5.000,00	1.258,17	5.000,00	2.178,26

When the maturity date of the coupon falls on a Saturday, Sunday or holiday, the coupons will be paid until the first following business day.". -----------------------------------------------------------------------

3.24. Article Thirty-Third is modified to read as follows: ---------------------------------------------------

"THIRTY-THIRD: (DETERMINATION OF THE RISK COEFFICIENT). ------------------

It has been determined that the risk of the NUEVATEL - BDP ST 049 Investment Trust is mainly related to the commercial performance of the Originator. In this sense, a decrease in NUEVATEL's income below the level of flows assigned monthly to the Investment Trust would prevent the latter from fulfilling its obligations, constituting a ground for liquidation of the Investment Trust. --------------- In this sense, the Risk Coefficient of this Securitization Process is as follows: -------------------------

A	Liquidity Fund	Bs 1.000.000
B	Average Balance in Accumulated Cash Flow Excess	Bs 4.599.006
C	Maximum Amount of Flow assigned in the securitization term	Bs 4.425.890
D = (A+B) / C	Risk Coefficient	1,27 veces"

3.25. Section 35.21 is modified to read as follows: ---------------------------------------------------------

"35.21. The Originator commits to notify as many clients as possible of the numbers of the Hoarding Accounts opened by the Investment Trust to make the payments for the services rendered. The simple copy of such notifications must be sent to BDP ST by July 31, 2020 at the latest." ----------------------------------------------------------------------------------------------------------------------

3.26. Section 35.26 is modified to read as follows: ---------------------------------------------------------

"35.26. To request the total or partial redemption of the Securitized Securities at any time after the issue, provided that it accredits sufficient resources to redeem the Securitized Securities plus the compensations for early redemption and the Securitization Company's commissions, in accordance with the terms established in Articles Forty-first and section 36.17 of Article Thirty-sixth." -----------------------------------------------------------------------------------------------------------------------

3.27. Section 39.2.7 is modified to read as follows: --------------------------------------------------------

"39.2.7. In case of bankruptcy or liquidation of the Originator. ----------------------------------------

At the request of the Originator, when it accredits the necessary resources to totally redeem in advance the Securitized Securities, plus the compensations for early redemption plus the commission to the Securitization Company pursuant to the terms established in Article Forty-first.". -----------------------------------------------------------------------------------------------------------------------

3.28. Section 40.16 is modified to read as follows: ---------------------------------------------------------

"40.16. In the event of the occurrence of what is established in section 39.3.3, up to the next business day following the end of the Placement Term, the resources with which they had acquired the Securitized Securities shall be returned to the investors at the acquisition price without recognizing any yield or accrual for the days elapsed. The return shall be made with the funds existing in the accounts of the Investment Trust and in case there is any remainder, it shall be delivered to the Originator." --------------------------------------------------------------------------------------

3.29. Section 44.2.1 is modified to read as follows: --------------------------------------------------------

"44.2.1. Accumulated Cash Flow Excess: This is a reserve created with the differential margin or surplus between the income and expenses of the Investment Trust, whose monthly balance is shown in the budget of the Cash Flow of the Investment Trust set forth in the prospectus and amounts to Bs 5.000.000,00 (Five Million 00/100 Bolivians) after the first year and an average of Bs 4.599.006,35 (Four Million Five Hundred Ninety-Nine Thousand and Six 35/100 Bolivians), whose monthly balance is shown in the Cash Flow budget of the Investment Trust set forth in the prospectus. It is worth mentioning that if 100% of the Securitized Securities are not placed, this additional security mechanism will reach a value proportional to the placement percentage. To such effect the monthly returns under Article Nineteenth shall include a portion of accumulated cash flow excess." --------------------------------------------------------------------------------------------------------------------

3.30. Section 52.9 is modified to read as follows: ----------------------------------------------------------

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"52.9. Minutes of the Extraordinary General Shareholders' Meetings of EMPRESA DE TELECOMUNICACIONES NUEVATEL PCS DE BOLIVIA S.A. held on December 3, 2019, January 31, 2020 and June 18, 2020, in which everything concerning the securitization process is approved." -------------------------------------------------------------------------------------------------------------3.31. The first paragraph of Annex A of the Contract of Irrevocable Assignment of Right to Future Flows for the Purposes of Securitization, Administration and Representation: "Additional Mandate to the Powers of NUEVATEL's Executives" is modified to read as follows: ------------------------------"The Agent, in the exercise of this power of attorney, except for other express limitations that this instrument may contain, may open new checking accounts, savings accounts, time deposits or purchase participation quotas in Investment Funds, informing BDP ST of such opening or purchase of quotas. In such new accounts or participation in Investment Funds, the Originator may make any deposit as long as it complies with the terms of the Contract of Irrevocable Assignment of Right to Future Flows for the Purposes of Securitization, Administration and Representation (hereinafter the Assignment Contract) executed between BDP ST and the company NUEVATEL on the second day of the month of June of the year two thousand and twenty for the execution of a securitization process." -------------------------------------------
FOURTH.- (Ratification of the Contract) ---------------------------------------------------------------------All other articles that were not modified by this Modifying Addendum remain firm and subsistent.
FIFTH.- (Acceptance) ------------------------------------------------------------------------------------------------- The Parties express their consent and conformity with each and every one of the Articles of this Modifying Addendum, in which signal they sign in the city of La Paz on the 8th day of the month of July of the year two thousand and twenty. --------------------------------------------------------------------Signed: Vladimir Fernández Quiroga.- BDP Sociedad de Titularización S.A.----------------
Signed: HUMBERTO GONZALO ENDARA DE UGARTE.- NUEVATEL S.A.---------------
Signed: HEINZ MARCELO HASSENTEUFEL LOAYZA.- NUEVATEL S.A.-----------------
Signed and sealed: Ximena Eyzaguirre Rivero.- LEGAL ADVISOR.- BDP Sociedad de Titularización S.A. -------------------------------------------------------------------------------------------------------

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